

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 16, 2013

<u>Via E-mail</u>
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

Re: Talmer Bancorp, Inc.
     Amendment Number Two to Confidential Draft Registration Statement on
     Form S-1
     Submitted September 27, 2013
     File No. 377-00255

Dear Mr. Provost:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our comment letter to you dated August 16, 2013 and comment 2 of our comment letter to you dated October 15, 2012. However, you have still not included the following information that we have previously requested and that is required by Form S-1:
   - the number of shares to be sold by the company and the number of shares to be sold by selling shareholders as required by Item 501(2); and
   - the offering range of the securities, as required by Item 501(3).
   Please be advised that the staff may defer any further reviews until the non- Rule 430A disclosures are substantially provided.

Prospectus Summary, page 1

2. Noting the significance of Mr. Ross's involvement, revise the section entitled "Company Overview" as follows:
   - his right to have a non-voting observer present at all meetings of the Board;
   - the "venture capital operating company rights" you granted to him;
   - revise, in the first two paragraphs on page 4, your description of your private placements to disclose the percentage and amount of each of each offering that was purchased by Mr. Ross;
   - whether Mr. Ross selected the institutions the Company acquired or his role if less;
   - that Mr. Ross has informed you that he will "decrease substantially" the amount of stock he beneficially owns;
   - disclose he will no longer purchase securities in your private offerings; and
   - disclose if you are aware of any intention of Mr. Ross to resign from your Board.

Our Competitive Strengths, page 8

3. We note your response to comment 1 of our comment letter to you dated August 16, 2013 Please supplement your claim in the first sentence of 17.5 compound annual growth rate to disclose the rate without the benefit of one-time gains. Revise the table to provide for each period that you have a bar a footnote disclosing any one-time gain for the period and the book value per share for each period without the one-time gains; and show for each bar the portion of each tangible book value per share that is attributable to a one time bargain purchase gain or any other one-time gain.

Risk Factors
Risks Related to our Common Stock, page 40

4. We note your response to comment 8 of our comment letter to you dated August 16, 2013. As we have requested, please include a risk factor addressing risks associated with Mr. Ross being the beneficial owner of twenty four percent of your stock and serving as a director including the following risks:
   - the risk that he will sell his stock and that will adversely affect your stock price;
   - your reliance on him for financing your acquisitions and the risk he will cease to finance future acquisitions; and
   - his influence over you as your major stockholder and as a member of the board and he may have interests different from those of most shareholders.
   As we requested, please revise the risk factor on page 36 "Certain of our directors may have conflicts of interest" to specifically name Mr. Ross and address the conflicts of interests of Mr. Ross particularly given his major investments in other banks. Please revise your risk factor on page 21 "We depend on our executive

officers and key personnel to continue the implementation of our long –term strategy" to discuss the risks associated with the loss of the services of Mr. Ross.

Unaudited Pro Form Condensed Combined Financial Information, page 56

5. We note your response to prior comment ten in our letter dated August 16, 2013. It is still unclear to us why you have recorded the pro forma adjustment eliminating the historical loan loss provision expense. We believe that this adjustment should not be made because it is not directly attributable to the acquisition transaction and/or it does not have a continuing impact on the combined continuing entity. As such, please revise to remove this adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 59

6. We note your response to comment 8 of our comment letter to you dated August 16, 2013.   As we requested, please revise this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the how you will be effected by the Cease and Desist Order and what you plan to do to comply with the terms of the order.

Economic Overview, page 60

7. We note your response to comment 8 of our comment letter to you dated August 16, 2013. Please revise the first paragraph on page 61 to identify specific "expense reductions" and "growth in other areas" that "are expected to substantially offset" the decline in revenue from mortgages.

Certain Relationships and Related Party Transactions, page 167
Arrangements with the WL Ross Funds, page 167

8. We note your response to comment 13 of our comment letter to you dated August 16, 2013. As we requested, revise the second paragraph (and related disclosure elsewhere such as page 2) to quantify the "portion of the purchase price" of $6 paid by the Ross Funds attributable to each share of stock and separately the "portion of the purchase price" of $6 attributable to each warrant and provide similar disclosure in the third paragraph for the 2012 private placement.

Exhibits

9. We note your response to comment 18 of our comment letter to you dated August 16, 2013. However, you still have not filed all of your exhibits. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Recently Adopted and Issued Accounting Standards

Troubled Debt Restructurings ("TDRs"), page F-8

10. We note the disclosure that "the change in accounting policy only impacted the disclosures on TDRs and thus comparative disclosures were updated for the change. The change did not have an impact on net income as there were no material improvements in expected cash flows on the modified ASC 310-30 loans that were removed from TDR classification due to the change in the policy for identifying TDRs." Please provide us with supplemental information addressing the following:
   - Explain why there appears to be a conflict in the disclosure versus the Company's response;
   - Tell us why there was an impact to net income;
   - Describe the accounting policy in place with respect to subsequent accounting of income recognition for PCI loans determined to be TDRs both before and after the "change in accounting policy" related to the identification of TDRs.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Marc Thomas at (202) 551-3152 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney